

November 28, 2011

<u>Via E-Mail</u>

Ignacio Quesada Morales
Chief Financial Officer
Petroleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Petroleos Mexicanos
11311 Mexico D.F.
Mexico

      Re: **Petroleos Mexicanos**
             Form 20-F for the Fiscal Year Ended December 31, 2010
             Filed June 30, 2011
             File No. 000-00099

Dear Mr. Morales:

      We refer you to our comment letters dated September 29, 2011 and October 28, 2011 regarding business contacts with Cuba, Iran and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Cecilia Blye

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance